SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of May, 2006
                                          -------------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  Holding(s) in Company
                                ---------------------

AMVESCAP PLC
IMMEDIATE RELEASE 26 MAY 2006
CONTACT: ANGELA TULLY TEL: 020 7065 3652


                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.  Name of company

    AMVESCAP PLC

2.  Name of shareholder having a major interest

BARCLAYS PLC THROUGH THE LEGAL ENTITIES LISTED BELOW:


                                                                Holding
Barclays Private Bank and Trust Ltd                              2,900
Barclays Global Investors Australia Ltd                         67,633
Barclays Global Investors Japan Ltd                             72,154
Gerrard Ltd                                                    548,197
Barclays Private Bank Ltd                                        1,750
Barclays Bank PLC                                            1,468,313
Barclays Capital Inc                                         1,265,248
Barclays Bank Trust Company Ltd                                  8,485
Barclays Global Investors Japan Trust &                        836,843
Barclays Global Fund Advisors                                2,580,868
Barclays Capital Securities Ltd                              4,290,938
Barclays Global Investors Canada Ltd                            46,440
Barclays Global Investors Ltd                                7,717,431
Barclays Life Assurance Co Ltd                               1,078,634
Barclays Global Investors, N.A.                              5,477,707
                          GROUP HOLDING                     25,463,541

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

   NOTIFICATION IS IN RESPECT OF THE SHAREHOLDERS NAMED IN 2 ABOVE.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

          -

5. Number of shares/amount of stock acquired

          NOT STATED

6. Percentage of issued class

          NOT STATED

7. Number of shares/amount of stock disposed

            -

8. Percentage of issued class

            -

9. Class of security

   ORDINARY SHARES

10. Date of transaction

    NOT STATED

11. Date company informed

    26 MAY 2006

12. Total holding following this notification

    25,463,541

13. Total percentage holding of issued class following this notification

    3.09%

14. Any additional information

    -

15. Name of contact and telephone number for queries

          ANGELA TULLY
          TEL: 020 7065 3652

16. Name and signature of authorised company official responsible for making this notification

          A. Tully
          AMVESCAP PLC
          ASSISTANT COMPANY SECRETARY

          Date of notification

          26 MAY 2006


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


Registered Holder                                               Account                         Holding
                                                                Designation
Bank of New York                                                                                51,546
Barclays Capital Nominees Limited                                                               80,000
Barclays Capital Nominees Limited                                                            1,468,313
Barclays Capital Nominees Limited                                                              615,126
Barclays Capital Nominees Limited                                                            2,731,460
Barclays Capital Securities Ltd                                                                 65,200
Barclays Capital Securities Ltd                                                              1,120,048
Barclays Capital Securities Ltd                                                                934,252
Barclays Capital Securities Ltd                                                                 10,100
Barclays Global Investors Canada                                                                46,440
Barclays Trust Co & Others                                                                       4,441
Barclays Trust CO AS EXEC/ADM C 0000000000000000000                                                 40
Barclays Trust Co E99 C 000000000000000000                                                          47
Barclays Trust Co R69 C 000000000000000000                                                       3,957
Chase Nominees Ltd                                              16376                          405,322
Chase Nominees Ltd                                              28270                          259,592
Gerrard Nominees Limited                                        630871                             400
Gerrard Nominees Limited                                        652198                          10,000
Gerrard Nominees Limited                                        660758                           2,000
Gerrard Nominees Limited                                        770101                           6,440
Greig Middleton Nominees Limited (GM1)                                                          71,005
Investors Bank and Trust Co. (Ca                                                                 5,747
Investors Bank and Trust Co.                                                                     7,237
Investors Bank and Trust Co.                                                                 3,783,140
Investors Bank and Trust Co.                                                                   128,448
Investors Bank and Trust Co.                                                                   759,772
Investors Bank and Trust Co.                                                                    11,722
Investors Bank and Trust Co.                                                                    26,617
Investors Bank and Trust Co.                                                                    68,375
Investors Bank and Trust Co.                                                                    45,108
Investors Bank and Trust Co.                                                                    77,521
Investors Bank and Trust Co.                                                                   227,157
Investors Bank and Trust Co.                                                                   185,702
Investors Bank and Trust Co.                                                                 2,146,930
Investors Bank and Trust Co.                                                                    21,079
JP Morgan (BGI Custody)                                         16331                          199,248
JP Morgan (BGI Custody)                                         16338                           48,417
JP Morgan (BGI Custody)                                         16341                          453,641
JP Morgan (BGI Custody)                                         16342                          104,034
JP Morgan (BGI Custody)                                         16400                        7,274,830
JP Morgan (BGI Custody)                                         17011                           13,702
JP Morgan (BGI Custody)                                         18408                           37,279
JPMorgan Chase Bank                                                                              7,409
JPMorgan Chase Bank                                                                             21,895
JPMorgan Chase Bank                                                                              6,328
JPMorgan Chase Bank                                                                             77,768
JPMorgan Chase Bank                                                                            401,255
JPMorgan Chase Bank                                                                             78,892
JPMorgan Chase Bank                                                                            106,013
JPMorgan Chase Bank                                                                            100,140
JPMorgan Chase Bank                                                                             37,143
JPMorgan Chase Bank                                                                             44,768
JPMorgan Chase Bank                                                                              7,453
JPMORGAN CHASE BANK                                                                             67,633
JPMORGAN CHASE BANK                                                                             23,533
Mellon Trust - US CUSTODIAN/                                                                    53,210
Mitsui Asset                                                                                    12,083
R C Greig Nominees Limited                                                                     225,904
R C Greig Nominees Limited a/c                                  AK1                            144,470
R C Greig Nominees Limited a/c                                  BL1                             32,174
R C Greig Nominees Limited a/c                                  CM1                             19,120
R C Greig Nominees Limited GP1                                                                  25,056
R C Greig Nominees Limited SA1                                                                  11,628
Reflex Nominees Limited                                                                          2,900
STATE STREET BANK AND TRUST CO                                                                  55,800
STATE STREET BOSTON                                                                            379,931
Trust & Custody Services Bank                                                                      857
Trust & Custody Services Bank                                                                    6,993
Zeban Nominees Limited                                                                           1,750
                                                                TOTAL                       25,463,541


                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  26 May, 2006                   By   /s/  Angela Tully
      ------------                       --------------------------
                                                (Signature)

                                            Angela Tully
                                            Assistant Company Secretary